Filed Pursuant to Rule 433
Registration No. 333-195697

Wells Fargo & Company

Final Term Sheet

2.509% Notes Due October 27, 2023

Issuer:	Wells Fargo & Company (“Issuer” or “WFC”)

Issue:	2.509% Notes due October 27, 2023 (the “Notes”) issued pursuant to a Prospectus dated May 5, 2014, as supplemented by a Prospectus Supplement dated October 20, 2016 and a Canadian Wrapper dated October 20, 2016 (collectively, the “Canadian Offering Memorandum”)

Expected Ratings*:	DBRS: AA (Stable) Moody’s: A2 (Stable) S&P: A (Negative)

Principal Amount:	C$1,000,000,000

Issue Price:	C$100.00

Net Proceeds:	C$996,300,000

Price Date:	October 20, 2016

Settlement Date:	October 27, 2016 (T+5)

Maturity Date:	October 27, 2023

Day Count Convention:	Actual/Actual (Canadian Compound Method). For a full semi-annual interest period, interest will be computed on the basis of a 360-day year of twelve 30-day months. For an interest period that is not a full semi-annual interest period, interest will be computed on the basis of a 365-day year and the actual number of days in such interest period.

Coupon:	2.509%

Issue Spread:	+160bps over the GoC Curve (CAN 1.50% 1JUN23 & CAN 2.50% 1JUN24)

+160bps plus a curve adjustment of 3.8bps over the CAN 1.50% 1JUN23 (priced at $104.03 to yield 0.871%)

Yield:	2.509%

Interest Payment Dates:	The Notes will bear interest from the settlement date up to, but excluding, October 27, 2023 at a fixed annual rate of 2.509%, payable in equal semi-annual instalments on April 27 and October 27 in each year, with the first payment of interest due on April 27, 2017 and the last payment of interest due on October 27, 2023.

Ranking:	The Notes will be senior unsecured obligations of the Issuer and will rank equally with all of the Issuer’s other senior debt securities, as defined further in the Canadian Offering Memorandum.

Governing Law:	New York

Form of Notes:	The Notes will be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”).

Form of Distribution:	The distribution of the Notes is being made on a private placement basis in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each province of Canada (collectively, the “Offering Jurisdictions”) and, in particular, the Notes will only be sold on a private placement basis in:

(a)	the province of Alberta, pursuant to the “accredited investor exemption” (as defined in National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”)) and therefore only to purchasers that are “accredited investors” (as such term is defined in NI 45-106) who purchase the Notes as principal (or are deemed to be purchasing as principal) that are not individuals unless those individuals are also “permitted clients” (as such term is defined in National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations); and

(b)	the Offering Jurisdictions other than the province of Alberta, pursuant to the C$150,000 minimum amount investment exemption, and therefore only to purchasers that are not individuals and that are purchasing as principal, Notes with an acquisition cost to each purchaser of not less than C$150,000 paid in cash at the time of closing, unless such a purchaser is a person acting on behalf of a fully managed account described in paragraph (q) of the definition of “accredited investor” in section 1.1 of NI 45-106 in which case the Notes may only be sold on a private placement basis to such purchaser pursuant to the “accredited investor exemption”.

Resale Restrictions:	Resale of the Notes will be subject to restrictions under applicable securities laws. Unless permitted under applicable securities laws, holders of the Notes must not trade the Notes before the date the Issuer becomes a reporting issuer in Canada. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. There is currently no market through which the Notes may be sold and there can be no assurance that a secondary market for the Notes will develop or, if such market develops, continue and be liquid. The Issuer currently has no intention of listing the Notes on any exchange or becoming a reporting issuer in Canada in the foreseeable future.

Denomination:	The Notes will be denominated in Canadian dollars with minimum denominations of C$5,000 and integral multiples of C$1,000 in excess thereof. Payments on the Notes will be made in Canadian dollars. If Canadian dollars are unavailable for a payment on the Notes due to circumstances beyond the Issuer’s control, payments on the Notes will be made in U.S. dollars.

Business Day:	Toronto and New York

Syndicate:	RBC Dominion Securities Inc., Wells Fargo Securities Canada, Ltd., BMO Nesbitt Burns Inc., TD Securities Inc. (Joint Bookrunners)

CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. (Co-Managers)

CUSIP / ISIN:	949746SG7 / CA949746SG76

Method of Distribution:	Underwritten

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling RBC Dominion Securities Inc. at 416-842-6311, Wells Fargo Securities Canada, Ltd at 416-607-2919, BMO Nesbitt Burns Inc. at 416-359-6574 or TD Securities Inc. at 800-263-5292.